Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Bolsters Its NFV-Based Customer Experience Management Solution

- Paves the Way for RADCOM to Enter North American Market -

TEL AVIV, Israel – July 15, 2015 –RADCOM Ltd. (NASDAQ: RDCM) a leading provider of Customer Experience Management (CEM), today announced the launch of MaveriQ Manager, completing the full virtualization of its MaveriQ solution.

”This release is the culmination of the massive investment we have undertaken to make RADCOM the clear choice for NFV-based CEM solutions for service providers,” commented Mr. David Ripstein, RADCOM’s President and CEO. “The NFV transition we foresaw two years ago is now happening, with up to 40% of service providers forecast to deploy and/or trial NFV solutions during the coming year. Our ability to deliver a full NFV-based solution is opening the doors to a different scale of opportunities, especially in North America, which is leading the transition to NFV. As these deals play out, we believe that we will be building the business to a whole new level.”

With the launch of the MaveriQ Manager, RADCOM has now completed the virtualization of all layers of its MaveriQ solution, enabling the entire solution to reside on Cloud infrastructure. Many Tier I operators are progressing towards virtual architectures, which are proving to be faster and easier to deploy and maintain than traditional network architectures, while also being more flexible and technology-independent.

MaveriQ Manager is an ETSI-compliant VNF (Virtual Network Function) manager, responsible for communication between RADCOM’s VNF, the orchestration layer, and the infrastructure layer, providing full lifecycle management of the virtualized solution.

MaveriQ Manager enables full automation for a wide range of procedures including: virtual probe instantiation, automated vertical and horizontal scaling, healing, and automated hitless software upgrades – with no data loss. With MaveriQ Manager, RADCOM’s NFV Solution becomes a totally self-managing and self-correcting system, able to identify changes in network topology and traffic levels and adjust itself accordingly, thus saving time and resources.

By deploying RADCOM’s NFV-Based CEM Solution Service Providers benefit from;

•	Virtual probe placement for reduced deployment time and effort

•	Probe deployment on-demand for fast and cost-efficient rollout of new services and new revenue streams

•	Automated scaling to match fluctuating network traffic levels for high capacity networks

•	Self-healing solution that automatically replaces faulty components with new for continuous quality of service monitoring

•	Automated hitless software upgrades with no data loss for uninterrupted Customer Experience Management

•	Software based solution running on COTS (Commercial Off-the-Shelf) servers thus saving on CAPEX and OPEX.

###

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.